EXHIBIT 8
         FOR IMMEDIATE RELEASE


             SILVER KING COMMUNICATIONS ANNOUNCES THAT IT HAS AGREED
            TO MERGE WITH SAVOY PICTURES ENTERTAINMENT AND PURCHASE A
                  CONTROLLING INTEREST IN HOME SHOPPING NETWORK

         New York, NY (November 27, 1995)--Silver King Communications, Inc. (NASDAQ: SKTV) today entered into a merger agreement with Savoy Pictures Entertainment, Inc. (NASDAQ: SPEI) pursuant to which Savoy will become a wholly-owned subsidiary of Silver King. In a separate action, Silver King today entered into an agreement to acquire Liberty Media Corp's (NASDAQ: LBTYA) controlling interest in Home Shopping Network, Inc. (NYSE:
         HSN) through an exchange of Silver King stock and Liberty Media's HSN stock. Silver King Communications and Home Shopping Network will remain publicly traded companies.

         Under the terms of the Savoy merger, stockholders of Savoy will receive 0.2 shares of Silver King Common Stock per share of Savoy Common Stock. Consummation of the merger is conditioned upon receipt of stockholder approvals and necessary regulatory approvals, including a temporary waiver of current broadcast station ownership restrictions from the FCC.

         Silver King has agreed to acquire Liberty Media's controlling interest in HSN at the exchange ratio of 0.2764 shares of Silver King Common Stock per share of HSN Common Stock owned by Liberty Media and 0.3041 shares of Silver King Class B Stock per share of HSN Class B stock owned by Liberty Media. Consummation of the exchange is conditioned upon receipt of Silver King stockholder approval and necessary regulatory approvals.

         Silver King Chairman Barry Diller said, "These steps will add early fiber to the Company, quickening our ability to proceed with our ambitions for the development of Silver King. Obviously, I did then and do now believe in the future of electronic retailing, just as I did then and do now believe in the future of free, over-the-air broadcasting."

         Savoy Pictures Chairman Victor Kaufman said, "We believe this agreement is a sweeping step consistent with Savoy's stated goal to concentrate more of its interests in television. Placing Savoy in the hands of Barry Diller is both an opportunity for Savoy shareholders and a chance to be part of a company which, under Barry's guidance, will be a significant force in the television business."







         Upon completion of these transactions, current shareholders of Savoy will own approximately six million newly-issued shares of Silver King Common Stock representing nearly 20.8 percent of the economic interest and six percent of the voting interest in Silver King, on a fully diluted basis. The Shares to issued in exchange for Liberty Media's HSN stock will be subject to the terms of the stockholders agreement between Liberty Media and Barry Diller.

         Chemical Bank is the agent bank for Silver King and Savoy under their respective credit facilities and will be the financial advisor to the combined entity on revising the debt structure.

         Savoy Pictures Entertainment, through its SF Broadcasting Companies, owns a 75% interest in four VHF television stations:
         WLUK (Green Bay), KHON (Honolulu), WVUE (New Orleans), WALA (Mobile). Savoy owns rights to and participates in the exploitaton of motion pictures through various means. The Company is also in the television production and programming business.

         Home Shopping Network pioneered the television shopping industry in 1982. Its 24-hour programming reaches approximately 65 million households via cable affiliates and broadcast station affiliates.

         Silver King Communications, the nation's sixth largest television group, owns and operates 12 independent full-power UHF broadcast television stations which serve eight of the 12 largest markets in the United States, including New York, Los Angeles, Chicago, and Philadelphia. The stations reach approximately 28 million television households.

         CONTACTS:
              Silver King Communications, Inc:
                   Jason Stewart, Director of Corporate Communications
                   (212) 371-5999
                   Steven Grant, Chief Financial Officer (813) 573-0339
              Savoy Pictures Entertainment, Inc:
                   Stacy Alper, Vice President and Secretary
                   (212) 247-5892
              Home Shopping Network, Inc:
                   Louise Cleary, Director of Public Relations (813) 572-8585, ext. 7420








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